UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

For Immediate Release

Pampa Energía enters into Memorandum of Understanding with Petrobras

Buenos Aires, May 10, 2011. Pampa Energía S.A. (NYSE: PAM; Buenos Aires Stock Exchange: PAMP), announces today that it has signed a Memorandum of Understanding with Inversiones Argentina I Ltd. (“IAI”), Pampa Inversiones S.A. (“PISA”, and jointly with IAI and Pampa Energía S.A., “Pampa”), Petrobras Energía S.A. (“PESA”), Petrobras Hispano Argentina S.A. (“PHA”) and Compañía de Inversiones de Energía S.A. (“CIESA”, and jointly with Pampa, PESA and PHA, the “Parties”), in which the Parties agree: a) to suspend (“standstill”) the lawsuit titled “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes and Rigoberto Mejía Aravena”, currently pending before the Supreme Court of the State of New York (Index N° 600245/09E), with the purpose of making the best efforts to reestablish the financial restructuring set forth in the Restructuring Agreement executed on September 1, 2005 between CIESA, PESA, PHA, Enron Pipeline Company Argentina S. A. (“EPCA”), ABN AMRO Bank N. V. Sucursal Argentina (acting in its capacity of trust and not on his own behalf, “ABN”) and the Financial Creditors of CIESA (hereinafter known as “Restructuring Agreement”), regarding the Bonds issued on April 22, 1997 by CIESA and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000, and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000 (based on the debt for equity exchange described in Section 2.6 and elsewhere of said Restructuring Agreement) (the “Lawsuit”), and to include Pampa as a party of the Restructuring Agreement, subject to complying with necessary governmental approvals in order to implement the Restructuring Agreement; b) subject to obtaining the required governmental approvals, to opportunely withdraw all the claims and actions that the Parties and third parties have initiated in the Lawsuit, ending all the litigations among them.

The referred Memorandum of Understanding executed on the date hereof represents an important event in the restructuring process of CIESA’s defaulted debt , and once said restructuring is achieved through the Restructuring Agreement’s implementation, Pampa (financial creditor of CIESA) would obtain, on the one hand, 50% of CIESA’s equity, which in turn would control 51% of TGS, and on the other hand, a direct 4.3% stake of TGS. This restructuring procedure would finally end the default process to which CIESA has been subject for eight years.

For further information, contact:

Ricardo Torres - Chief Executive Officer

Mariano Batistella – Strategic Planning and Investor Relations

3302 Ortiz de Ocampo, Building #4

(C1425DSR) Ciudad Autónoma de Buenos Aires, Argentina

Phone: 5411 4809 9500

http://www.pampaenergia.com/ir

investor@pampaenergia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 11, 2011

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.